Free Writing Prospectus (to Prospectus dated March 10, 2016) Filed Pursuant to Rule 433 Registration Statement No. 333-208715

WILLAMETTE VALLEY VINEYARDS

OWNERSHIP INVITATION


Willamette Valley Vineyards Wine Enthusiast Owners

You are invited to join us as Owners of two new Oregon wineries. Willamette Valley Vineyards has collaboratively grown through organizing the support of wine enthusiasts and partnerships, like the merger with Bill Fuller of Tualatin Vineyards and Dick and Betty O'Brien of Elton Vineyard. With your support, we look forward to continuing our efforts with the establishment of small, estate wineries at some of Oregon's most intriguing vineyard sites.

Preferred Stock at an offering price of $4.25 per share earning a 5.2% annual dividend. The minimum subscription is $850 (200 shares), the maximum is $5,121.25 (1,205 shares). Share price will increase to $4.35 after March 31, 2016 (5.1% div.).

Jim Bernau, Founder
8800 Enchanted Way SE • Turner, OR 97392
503-588-9463 • info@wvv.com

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Please find more information below about our two upcoming winery projects.

ELTON

Together we will build a winery adjacent to the Elton Vineyards. Dick and Betty O'Brien planted the Elton Vineyard in 1983 and spent their lives growing Pinot Noir and Chardonnay in the Eola Hills south of Dundee. They have enjoyed providing their winegrapes to some of Oregon's most talented winemakers and are looking forward to fully realizing their dream with Consulting Winemaker, Isabelle Meunier's talent. Beginning with Isabelle's first vintage in Oregon, 2007, *Wine Spectator* awarded 22 Oregon wines a score of 95 and above, citing them as "Classic." Isabelle produced 11 of those wines, including the highest rated Oregon Pinot Noir and Chardonnay ever. The Elton winery will focus on small lots of premium Pinot Noir and Chardonnay starting with the 2015 vintage. The boutique winery will feature a by-appointment-only tasting room to share the wines and beautiful vineyard views.





Pictured above from left to right: Winemaker, Isabelle Meunier; Winery Director, Christine Collier; Willamette Valley Vineyards Founder, Jim Bernau; Facilities Director, Jan Bernau; and Elton Vineyard Founders, Dick & Betty O'Brien.

PAMBRUN

Together we will plant a vineyard alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. Named in honor of Pierre Pambrun, Walla Walla's First Citizen who lead the Hudson's Bay trading post there and Founder, Jim Bernau's fifth grandfather, the wines will be made by Consulting Winemaker, Jon Meuret of Maison Bleue Winery. Meuret has produced some of the highest scoring Walla Walla wines. A by-appointment-only winery is planned for the vineyard with views overlooking the Walla Walla Valley and Blue Mountains.



Pictured above: Consulting Winemaker Jon Meuret and Winery Director Christine Collier harvest Cabernet Sauvignon grapes from the Seven Hills Vineyard for first vintage of Pambrun. The Pambrun Vineyard will be planted Spring 2016.